UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

OWENS-ILLINOIS GROUP, INC.

(Name of Subject Company (Issuer))

OWENS-ILLINOIS GROUP, INC.

(Name of Filing Person (Offeror))

Owens-Brockway Glass Container Inc.’s 3.00% Exchangeable Senior Notes due 2015

(Title of Class of Securities)

69073TAQ6

(CUSIP Number of Class of Securities)

James W. Baehren

Vice President

Owens-Illinois Group, Inc.

One Michael Owens Way

Perrysburg, Ohio 43551

(567) 336-5000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Tracy K. Edmonson

Scott C. Herlihy

Latham & Watkins LLP

555 Eleventh Street, NW

Suite 1000

Washington, D.C. 20004

(202) 637-2277

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$638,130,500	$74,150.76

*                  Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $638,130,500 Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction valuation was calculated assuming that all of the outstanding $628,700,000 aggregate principal amount of Owens-Brockway Glass Container Inc.’s 3.00% Exchangeable Senior Notes due 2015 (the “Exchangeable Notes”) as of October 30, 2014 will be purchased pursuant to the Offer at a purchase price of $1,015 in cash per $1,000 principal amount of Exchangeable Notes. No separate consideration is being offered or paid in respect of the guarantees of the Exchangeable Notes.

**            The amount of the filing fee was calculated at a rate of $116.20 for each $1,000,000 of transaction value in accordance with Rule 0-11 of the Exchange Act.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$74,150.76	Filing Party:	Owens-Illinois Group, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	November 3, 2014

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐             third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 3, 2014, as amended by Amendment No. 1 to Schedule TO filed with the SEC on November 18, 2014 (“Amendment No. 1”), by Owens-Illinois Group, Inc. (“OI Group”) in connection with its offer (the “Offer”) to purchase for cash any and all of Owens-Brockway Glass Container Inc.’s (“OBGC”) outstanding 3.00% Exchangeable Senior Notes due 2015 (the “Exchangeable Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2014 (the “Offer to Purchase”).

This Amendment No. 2 is the final amendment to the Schedule TO, (i) reports the results of the Offer and (ii) lists as an exhibit to this Amendment No. 2 the Indenture dated as of December 3, 2014, by and among OBGC, the guarantors party thereto and U.S. Bank National Association, as trustee, including the form of the 5.000% Senior Notes due 2022 and the form of the 5.375% Senior Notes due 2025, and only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, as amended by Amendment No. 1, remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO, as amended by Amendment No. 1. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, Amendment No. 1 and the Offer to Purchase.

Item 1.                                 Summary Term Sheet.

The section of the Offer to Purchase entitled “Summary” is amended and supplemented by the information set forth in Items 4 and 7 below, and incorporated herein by reference.

Item 4.                                 Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Purchase is amended and supplemented by the following information:

The Offer expired at 5:00 p.m., New York City time, on December 3, 2014, the Expiration Date. The Company has been advised by Global Bondholder Services Corporation, as Tender Agent and Information Agent, that, pursuant to the terms of the Offer, Exchangeable Notes with an aggregate principal amount of $610,827,000, were validly tendered and not validly withdrawn at or prior to the Expiration Date. The Company has accepted for purchase all such $610,827,000 aggregate principal amount of the Exchangeable Notes validly tendered and not validly withdrawn at a purchase price of $1,015 in cash for each $1,000 principal amount of Exchangeable Notes, plus Accrued Interest on such principal amount from December 1, 2014 (the last interest payment date on the Exchangeable Notes) to, but not including, the date on which the Company paid the Consideration. The aggregate Tender Offer Consideration, which includes Accrued Interest, for the accepted Exchangeable Notes of $620,142,111.75 was delivered promptly by The Depository Trust Company to the tendering holders of Exchangeable Notes. Immediately after the purchase of Exchangeable Notes pursuant to the Offer, $17,873,000 aggregate principal amount of Exchangeable Notes remains outstanding.

Item 7.                                 Source and Amount of Funds or Other Consideration.

Item 7(d) of the Schedule TO is hereby amended and supplemented by adding the following:

The aggregate Tender Offer Consideration to acquire the Exchangeable Notes validly tendered and not validly withdrawn at or prior to the Expiration Date was $620,142,111.75.

Item 11.                          Other Information.

The section of the Offer to Purchase entitled “Where You Can Find More Information and Incorporation of Documents by Reference” is amended and supplemented by adding in the:

•                  third bullet of the third paragraph of that section a reference to the Current Report on Form 8-K filed by OI Group on December 3, 2014; and

•                  seventh bullet of the third paragraph of that section a reference to the Current Report on Form 8-K filed by OI Inc. on December 4, 2014.

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)	Offer to Purchase, dated November 3, 2014.*

(a)(5)	Press Release, dated November 3, 2014 Announcing OI Group’s Launch of the Tender Offer.*

(b)(1)

Credit Agreement, dated as of May 19, 2011, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower’s agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group’s Form 8-K dated May 19, 2011, File No. 33-13061, and incorporated herein by reference).

(b)(2)

First Amendment to Credit Agreement and Consent, dated as of June 18, 2013, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower’s agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group’s Form 10-Q for the quarter ended June 30, 2013, File No. 33-13061, and incorporated herein by reference).

(d)(1)

Indenture dated as of May 20, 1998 between OI Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.’s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

(d)(2)

Officers’ Certificate dated as of May 20, 1998 with respect to the 7.80% Senior Debentures due 2018 (filed as Exhibit 4.5 to OI Inc.’s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

(d)(3)

First Supplemental Indenture dated as of June 26, 2001 among OI Inc., OI Group, Owens-Brockway Packaging, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.’s Form 10-Q for the quarter ended September 30, 2001, File No. 1-9576, and incorporated herein by reference).

(d)(4)

Indenture, dated as of May 12, 2009, by and among OBGC, the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent and Registrar (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated May 12, 2009, File No. 33-13061, and incorporated herein by reference).

(d)(5)

Indenture, dated as of May 7, 2010, by and among OBGC, OI Inc., the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent, Registrar and Exchange Agent (filed as Exhibit 4.1 to OI Inc.’s Form 10-Q for the quarter ended June 30, 2010, File No. 1-9576, and incorporated herein by reference).

(d)(6)

Registration Rights Agreement, dated as of May 7, 2010, by and among OBGC, OI Inc. and the initial purchasers named therein (filed as Exhibit 10.1 to OI Group’s Current Report on Form 8-K dated May 7, 2010, File No. 33-13061, and incorporated herein by reference).

(d)(7)

Indenture dated September 15, 2010 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as the Registrar, Luxembourg Paying Agent and Transfer Agent (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated September 10, 2010, File No. 33-13061, and incorporated herein by reference).

(d)(8)

Indenture dated March 22, 2013 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Luxembourg Transfer Agent (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated March 22, 2013, File No. 33-13061, and incorporated herein by reference).

(d)(9)	Press Release, dated November 17, 2014 (filed as Exhibit 99.1 to OI Group’s Current Report on Form 8-K dated November 18, 2014, File No. 33-13061, and incorporated herein by reference).

(d)(10)

Indenture dated as of December 3, 2014, by and among OBGC, the guarantors party thereto and U.S. Bank National Association, as trustee, including the form of the 5.000% Senior Notes due 2022 and the form of the 5.375% Senior Notes due 2025 (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated December 3, 2014, File No. 33-13061, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

* Filed with initial filing of Schedule TO on November 3, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OWENS-ILLINOIS GROUP, INC.

By:	/s/ Stephen P. Bramlage, Jr.
	Name:	Stephen P. Bramlage, Jr.
	Title:	President and Chief Financial Officer

Dated: December 4, 2014

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated November 3, 2014.*

(a)(5)	Press Release, dated November 3, 2014 Announcing OI Group’s Launch of the Tender Offer.*

(b)(1)

Credit Agreement, dated as of May 19, 2011, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower’s agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group’s Form 8-K dated May 19, 2011, File No. 33-13061, and incorporated herein by reference).

(b)(2)

First Amendment to Credit Agreement and Consent, dated as of June 18, 2013, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower’s agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group’s Form 10-Q for the quarter ended June 30, 2013, File No. 33-13061, and incorporated herein by reference).

(d)(1)

Indenture dated as of May 20, 1998 between OI Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.’s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

(d)(2)

Officers’ Certificate dated as of May 20, 1998 with respect to the 7.80% Senior Debentures due 2018 (filed as Exhibit 4.5 to OI Inc.’s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

(d)(3)

First Supplemental Indenture dated as of June 26, 2001 among OI Inc., OI Group, Owens-Brockway Packaging, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.’s Form 10-Q for the quarter ended September 30, 2001, File No. 1-9576, and incorporated herein by reference).

(d)(4)

Indenture, dated as of May 12, 2009, by and among OBGC, the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent and Registrar (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated May 12, 2009, File No. 33-13061, and incorporated herein by reference).

(d)(5)

Indenture, dated as of May 7, 2010, by and among OBGC, OI Inc., the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent, Registrar and Exchange Agent (filed as Exhibit 4.1 to OI Inc.’s Form 10-Q for the quarter ended June 30, 2010, File No. 1-9576, and incorporated herein by reference).

(d)(6)

Registration Rights Agreement, dated as of May 7, 2010, by and among OBGC, OI Inc. and the initial purchasers named therein (filed as Exhibit 10.1 to OI Group’s Current Report on Form 8-K dated May 7, 2010, File No. 33-13061, and incorporated herein by reference).

(d)(7)

Indenture dated September 15, 2010 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as the Registrar, Luxembourg Paying Agent and Transfer Agent (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated September 10, 2010, File No. 33-13061, and incorporated herein by reference).

(d)(8)

Indenture dated March 22, 2013 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Luxembourg Transfer Agent (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated March 22, 2013, File No. 33-13061, and incorporated herein by reference).

(d)(9)	Press Release, dated November 17, 2014 (filed as Exhibit 99.1 to OI Group’s Current Report on Form 8-K dated November 18, 2014, File No. 33-13061, and incorporated herein by reference).

(d)(10)	Indenture dated as of December 3, 2014, by and among OBGC, the guarantors party thereto and U.S. Bank National

Association, as trustee, including the form of the 5.000% Senior Notes due 2022 and the form of the 5.375% Senior Notes due 2025 (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated December 3, 2014, File No. 33-13061, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

* Filed with initial filing of Schedule TO on November 3, 2014.